SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2014

Commission File Number 1-14858

CGI Group Inc.

(Translation of Registrant’s Name Into English)

1350 René-Lévesque Boulevard West

15th Floor

Montreal, Quebec

Canada H3G 1T4

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Enclosure: Press Release concerning results dated January 29, 2014.

This Form 6-K shall be deemed incorporated by reference in the Registrant’s Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044, 333-74932 , 333-112021, 333-146175, and 333-177013.

PRESS RELEASE

Stock Market Symbols

GIB.A (TSX)

GIB (NYSE)

www.cgi.com/newsroom

CGI posts strong Q1 results

Records $2.8 billion in contract awards and 48% EPS growth excluding integration costs

Q1-F2014 year-over-year highlights

•	Revenue of $2.6 billion, up 4.4%;
•	Bookings of $2.8 billion, or 106.5% of revenue;
•	Backlog of $19.3 billion, up $972 million;
•	Adjusted EBIT of $302.9 million, up 44.6%;
•	Adjusted EBIT margin of 11.5%, up 320 basis points;
•	Net earnings of $207.9 million or diluted EPS of $0.65 excluding integration costs;
•	Net earnings of $189.8 million, or diluted EPS of $0.60 including integration costs;
•	Cash provided by operating activities of $66.3 million;
•	Repurchased 2.5 million shares during the quarter;
•	Return on invested capital of 12.7%.

Note: All figures in Canadian dollars. Q1-F2014 MD&A, interim condensed consolidated financial statements and accompanying notes can be found at www.cgi.com/investors and have been filed with both SEDAR in Canada and EDGAR in the U.S.

Montréal, Quebec, January 29, 2014 – CGI Group Inc. (TSX: GIB.A) (NYSE: GIB) reported fiscal 2014 first quarter revenue of $2.64 billion, compared with $2.53 billion in the year ago period, representing growth of 4.4%.

Adjusted EBIT was $302.9 million, representing a margin of 11.5%. This represents an improvement of 44.6% when compared with $209.5 million, or 8.3% of revenue in Q1-F2013.

Net earnings in Q1-F2014 were $207.9 million or 65 cents per diluted share, excluding Logica related integration costs of $22.6 million. This compares with $137.8 million or 44 cents per share in Q1-F2013.

On a GAAP basis, including the integration costs, net earnings in Q1-F2014 were $189.8 million and diluted earnings per share were 60 cents. This compares with $22.4 million or 7 cents per diluted share in the year ago period.

The company generated $66.3 million in cash from operating activities during the quarter, and $119.6 million when excluding the $53.3 million of integration-related payments. Over the last twelve months, excluding the integration-related cash disbursements, CGI has generated $818.7 million or $2.58 in diluted cash per share.

During the quarter, the Company booked $2.8 billion in contract awards, of which 45% was new business, for a book to bill ratio of 107%. This brings the trailing twelve months bookings to $10.3 billion or 101% of revenue. At the end of December 2013, the Company’s backlog of signed orders stood at $19.3 billion, up $972 million compared with the same period last year.

In millions of Canadian dollars except earnings per share and where noted
	Q1-F2014	Q1-F2013
Revenue	2,644.7	2,532.9
Adjusted EBIT Margin	302.9 11.5%	209.5 8.3%
Net earnings, prior to integration-related costs	207.9	137.8
Earnings per share (diluted), prior to integration-related costs	0.65	0.44
Integration-related costs	22.6	153.4
Net earnings	189.8	22.4
Margin	7.2%	0.9%
Earnings per share (diluted)	0.60	0.07
Weighted average number of outstanding shares (diluted)	318,679,293	315,061,479
Net finance costs	27.4	25.5
Net debt	2,890	2,965
Net debt to capitalization ratio	38.9%	44.7%
Cash provided by operating activities	66.3	224.5
Days of sales outstanding (DSO)	55	46
Return on invested capital	12.7%	10.9%
Bookings	2,818	2,845
Backlog	19,253	18,281

“We delivered very solid performance in the quarter as we continued to leverage our expanded global scale and capabilities to the benefit of our clients and investors,” said Michael E. Roach, President and CEO, CGI. “We are well positioned to grow as the market gradually improves as demonstrated by our strong bookings of $2.8 billion in the quarter, which was balanced across all geographies and was composed of 45% new business.”

Net debt was $2.9 billion at the end of December 2013, representing a net debt to capitalization ratio of 38.9% compared to 44.7% in Q1-F2013. At the end of Q1-F2014, the Company had approximately $1.2 billion in available cash and unused credit facilities.

Normal Course Issuer Bid

The Company purchased and cancelled 2.5 million CGI shares during the quarter for $100.0 million at an average price of $40.15. Over the last twelve months, 3.2 million shares were purchased at an average price of $38.26 for a total investment of $122.8 million. On January 29, 2014 the Company’s Board of Directors authorized the renewal of the Normal Course Issuer Bid and the purchase of up to an additional 10% of the Company’s public float of shares, or approximately 21.8 million shares during the next year, subject to acceptance by the Toronto Stock Exchange.

Q1-F2014 results conference call

Management will host a conference call at 9:00 a.m. Eastern time to discuss results. Participants may access the call by dialing 866-225-2055 or via cgi.com/investors. For those unable to participate on the live call, a podcast and copy of the slides will be archived for download at cgi.com/investors.

Fiscal 2013 Annual General Meeting of Shareholders

This morning at 11:00 a.m. Eastern time, the Company will hold its Annual General Meeting of Shareholders at the Ritz Carlton Hotel in Montreal (1228 Sherbrooke Street West). The meeting, as well as the question and answer session which follows will be broadcast live via cgi.com/investors.

About CGI

Founded in 1976, CGI Group Inc. is the fifth largest independent information technology and business process services firm in the world. Approximately 68,000 professionals serve thousands of global clients from offices and delivery centers across the Americas, Europe and Asia Pacific, leveraging a comprehensive portfolio of services including high-end business and IT consulting, systems integration, application development and maintenance, infrastructure management as well as a wide range of proprietary solutions. With annual revenue in excess of C$10 billion and an order backlog exceeding C$19 billion, CGI shares are listed on the TSX (GIB.A) and the NYSE (GIB). Website: www.cgi.com.

Non-GAAP financial metrics used in this release: Adjusted EBIT, net debt, net debt to capitalization ratio, DSO and ROIC

CGI reports its financial results in accordance with IFRS. However, management believes that these non-GAAP measures provide useful information to investors regarding the Company’s financial condition and results of operations as they provide additional measures of its performance. Additional details for these non-GAAP measures can be found on page 2 of our MD&A which is posted on CGI’s website, and filed with SEDAR and EDGAR.

Forward-Looking Statements

All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, and are “forward-looking information” within the meaning of Canadian securities laws. These statements and this information represent CGI’s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements or forward-looking information. These factors include but are not restricted to: the timing and size of new contracts; acquisitions and other corporate developments; the ability to attract and retain qualified members; market competition in the rapidly evolving IT industry; general economic and business conditions; foreign exchange and other risks identified in the press release, in CGI’s annual and quarterly Management’s Discussion and Analysis (“MD&A”), in CGI’s Annual Report, in CGI’s Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission (filed on EDGAR at www.sec.gov), and in the Company’s Annual Information Form filed with the Canadian securities authorities (filed on SEDAR at www.sedar.com), as well as assumptions regarding the foregoing. The words “believe,” “estimate,” “expect,” “intend,” “anticipate,” “foresee,” “plan,” and similar expressions and variations thereof, identify certain of such forward-looking statements or forward-looking information, which speak only as of the date on which they are made. In particular, statements relating to future performance are forward-looking statements and forward-looking information. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements or on this forward-looking information.

For more information:

Lorne Gorber

Senior Vice-President, Global Communications and

Investor Relations

lorne.gorber@cgi.com

+1 514-841-3355

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI GROUP INC. (Registrant)

Date: January 29, 2014	By	/s/ Benoit Dubé
	Name:	Benoit Dubé
	Title:	Executive Vice-President and Chief Legal Officer